New England Realty Associates Limited Partnership

39 Brighton Avenue

Allston, MA 02134

September 12, 2008

Mr. Kevin Woody

Branch Chief

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Dear Mr. Woody:

We are in receipt of your letter dated September 2, 2008 to Mr. Harold Brown, Treasurer of New England Realty Associates Limited Partnership (the “Partnership”), which provided comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, File No. 001-31568. We will make the change discussed in this response in future filings, commencing with our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008.

Form 10-K for the year ended December 31, 2007

Financial Statements

Consolidated Statements of Income, Page F-4

1. Staff comment

1.                                       We note your response to our prior comment one.  We believe that interest expense should be presented as non-operating income in accordance with Rule 5-03-(b)(7) of Regulation S-X.  Please revise your presentation in future filings to ensure compliance with Rule 5-03(b)(7) of Regulation S-X or tell us why such revisions are not necessary.

Partnership response:

We have considered the comment of the Staff and will make the change in the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008 and will continue to do so in the future.

Per your request, on behalf of the Partnership I acknowledge that:

•                  the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing.

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Harold Brown, Treasurer
NEW ENGLAND REALTY ASSOCIATES
LIMITED PARTNERSHIP

BY:  Harold Brown

Treasurer of NewReal, Inc., Its General Partner

cc:  Ms. Jennifer Monick, Staff Accountant